Press release
For immediate release
May11, 2009

Signing of a CA$2,500,000 Agreement With MacDonald Mines Exploration

Virginia Mines Inc. ("Virginia")(TSX:VGQ) announces the signing of an agreement with MacDonald Mines Exploration Ltd. ("MacDonald Mines") on the Assinica property, located in the James Bay region, province of Quebec. The property consists of one block of 79 claims totalling 4,072.9 hectares.

As per the agreement and subject to Exchange approval, MacDonald Mines has the option to acquire a 50% interest in the Assinica property, in consideration of CA$2.5 million in exploration work to be carried out during the next 4 years, and cash payments totalling $130,000. Virginia will be the operator.

The Assinica property is located in the central segment of the Frotet-Evans Achaean volcano-sedimentary belt. It straddles a major lithological contact between the basalts of the Assinica Group and the sediments of the Broadback Group. The property covers many arsenic anomalies in bottom lake sediments as well as a kilometric cluster of gold anomalies in till (up to 67 gold grains, including 50 delicate gold grains). Several IP anomalies remain unexplained within this favourable auriferous context. These anomalies will be tested this summer by prospecting and mechanical stripping.

About MacDonald Mines
MacDonald Mines is is a mineral exploration company with an established history in the exploration of gold and base metals. MacDonald has set upon a strategic direction of exploration in the Canadian Northlands, with particular focus in Ontario, Saskatchewan and Quebec.

In 2008, MacDonald Mines was ranked second in the TSX Venture 50's Annual Ranking of Top Canadian Mining Companies and trades under the symbol BMK.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $38.6 million as at November 30, 2008, and 29,201,776 shares issued and outstanding as at April 30, 2009. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast, unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.